Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon
All amounts in Canadian dollars unless specified otherwise		Saskatchewan Canada

Cameco Closes Deal to Increase Ownership in Cigar Lake Mine

July 2, 2026

Cameco (TSX: CCO; NYSE: CCJ) today announced that the acquisition of TEPCO Resources Inc.’s 5% participating interest in the Cigar Lake Joint Venture by Cameco and Orano Canada Inc. (Orano) has closed.

Cameco’s ownership stake in the Cigar Lake uranium mine in northern Saskatchewan has now increased by 2.871 percentage points to 57.418%, while Orano’s share has risen by 2.129 percentage points to 42.582%.

For more information regarding the transaction, please see Cameco’s June 1, 2026 news release announcing the acquisition.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
306-716-6782	306-385-5541

cory_kos@cameco.com	veronica_baker@cameco.com